Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 2, 2007

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

On 29 December 2006, Gallaher Group Plc was advised by Credit Suisse Securities (Europe) Limited that, Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC (together the “CS Companies”) at close of business on 21 December 2006 had an interest in 5.12% of the Company’s issued share capital. The CS Companies’ previously notified interest was in respect of 4.36% of Gallaher's issued share capital.

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: January 2, 2007	Title:	Deputy Company Secretary